Advancing Together

Factsheet

BAYER

Bayer Offers to Acquire Monsanto to Create a Global Leader in Agriculture

- A combined **global leader** in ~€85bn Agriculture industry, an attractive long-term growth industry driven by innovation and unmet scientific need
- Creates a leading agriculture business delivering **valuable and innovative solutions** for farmers, with a focus on long-term investments to help advance the next generation of farming
- Combination creates an industry leader in **Crop Science with integrated offering of Seeds & Traits, Crop Protection, Biologics and Digital Farming**. Specifically, the combined company would benefit from Monsanto's Seeds & Traits and Bayer's broad Crop Protection portfolio line across a comprehensive range of indications and crops
- Broad product portfolio and **tailor-made solutions to farmers** across all crops in all geographies
- **R&D portfolio** of a combined Bayer and Monsanto to have depth, reach and great commercial potential
- Combined company would have its global Seeds & Traits and North American commercial headquarters in **St. Louis, Missouri, U.S.**, its global Crop Protection and divisional Crop Science headquarters in **Monheim, Germany**, and an important presence in **Durham, North Carolina** as well as many other locations throughout the U.S., and around the world. Digital Farming for the combined business would be based near San Francisco, California, U.S.
- Reinforces Bayer as a global innovation-driven **Life Science company** with leadership positions in its core business segments while maintaining a strong culture of innovation, sustainability and social responsibility

Innovation Powerhouse to Deliver Integrated Solutions for the Next Generation of Farming

Bayer

Ticker: BAYN

Bayer is a global enterprise with a more than 150-year history and core competencies in the fields of health care and agriculture. It develops new molecules for use in innovative products and solutions to improve the health of humans, animals and plants.

Bayer's Crop Science division is the third largest innovative agricultural input company in the world. Bayer helps make the agricultural economy more productive thus contributing to society by helping to ensure an ample supply of high-quality food, feed, fiber and renewable raw materials.

www.bayer.com

Headquarters: Leverkusen, Germany

116,800 employees globally

Monsanto

Ticker: MON

Monsanto is a sustainable agriculture company, delivering agricultural products to farmers globally.

Monsanto produces seeds for fruits, vegetables and key crops – such as corn, soybeans, and cotton – that help farmers have better harvests while using water and other important resources more efficiently. It works to find sustainable solutions for soil health, help farmers use data to improve farming practices and conserve natural resources, and provide crop protection products to minimize damage from pests and disease.

www.monsanto.com

Headquarters: St. Louis, Missouri, United States

22,500 employees globally

Revenue Split (FY2015A)*

Bayer

By Segment


CP, 80%
28%
27%
15%
12%
8%
9%
Fungicides
Herbicides
Insecticides
Seeds
SeedGrowth
Environmental Science

By Region


30%
29%
26%
15%
Europe
Latin America, Africa, Middle East
North America
APAC

Monsanto

By Segment


S&T, 68%
40%
32%
15%
5%
4%
3%
Corn S&T
Ag Productivity
Soybean S&T
Vegetable Seeds
Other Crops
Cotton S&T

By Region


Americas, 82%
57%
11%
12%
5%
6%
4%
4%
1%
US
Brazil
Europe-Africa
Asia-Pacific
Argentina
Canada
Mexico
Other

* Crop Science only

Fiscal 2015 Financial Highlights EBITDA Adj. CAPEX More information, including video interviews, is available at www.advancingtogether.com Additional Information This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”). This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto. No tender offer for the shares of Monsanto has commenced at this time. At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer. Any definitive tender offer documents will be mailed to the stockholders of Monsanto. STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. Stockholders of Monsanto will be able to obtain free copies of these docu-ments (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov. Forward-Looking Statements This document may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Strong Commitment to the U.S. • Combined company would provide attractive opportunities for employees of both companies • Global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. Digital Farming for the combined business would be based near San Francisco, California, U.S. • Bayer has been present in the U.S. for more than 150 years; understands and cares about the needs of U.S. customers and farmers Offer Information • US$122 per share all-cash offer, valuing Monsanto at US$62bn, represents immediate and certain value at a significant premium for Monsanto shareholders - 37 percent premium over Monsanto’s closing price of $89.03 on May 9, 2016 the day prior to the offer - 36 percent premium over the three-month volume weighted average share price as of May 9, 2016 - Last twelve months EBITDA multiple of 15.8x as of February 29, 2016 • Expected total synergies of approximately US$1.5bn after year three plus additional integrated offer benefits in future years • Compelling value-creation potential with core EPS accretion by mid-single digit percentage in the first full year after closing and double-digit percentage thereafter • The strong cash flow generation of the combined business as well as Bayer’s track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition • Target investment grade rating post closing; remain fully committed to the single “A” credit rating category in the long term $15.0bn Revenues $4.8bn $2.3bn Net Income $1.0bn €46.3bn Revenues €10.3bn EBITDA Adj. €4.1bn Net Income €2.6bn CAPEX